November 17, 2016

VIA EDGAR SUBMISSION

Andrew Mew
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561

Re:   Hertz Global Holdings, lnc.
Form 8-K dated August 9, 2016
Filed August 9, 2016
File No. 001-37665

Dear Mr. Mew:

This letter sets forth the response of Hertz Global Holdings, Inc. (“Hertz” or “the Company”) to the comments contained in your letter, dated September 28, 2016, relating to Hertz’s Form 8-K filed with the Commission on August 9, 2016. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s response is set forth in plain text immediately beneath such comment.

Form 8-K dated August 9, 2016

1.
You present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please reconcile without presenting a full non-GAAP income statement in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: Hertz respectfully acknowledges the Staff’s comment and has considered Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The Company intends to remove Supplemental Schedule II, which presented a reconciliation of selected GAAP results to non-GAAP results in the form of a full income statement (as shown on pages 13 and 14 of exhibit 99.1 to our Form 8-K dated August 9, 2016), beginning with its earnings release for the fourth quarter and fiscal year ending December 31, 2016. Additionally, the Company plans to modify its reconciliation of non-GAAP measures to the most directly comparable GAAP measures in Supplemental Schedule III (as shown on pages 15 and 16 of exhibit 99.1 to our Form 8-K dated August 9, 2016) such that it will include additional information to reconcile to adjusted net income (loss) and adjusted diluted earnings (loss) per share (as illustrated in Exhibit A attached).

2.
Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations and revise the title of this non-GAAP measure.

Response: Hertz respectfully acknowledges the Staff’s comment and has considered Question 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The Company intends to revise the title of Supplemental Schedule V (as shown on pages 18 of exhibit 99.1 to our Form 8-K dated August 9, 2016) to “Reconciliation of GAAP to Non-GAAP Measure - Adjusted Free Cash Flow” beginning with its earnings release for the fourth quarter and fiscal year ending December 31, 2016.

*  *  *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (239) 301-7000.

Sincerely,

/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.

cc:        Amy Geddes
Securities and Exchange Commission

Richard J. Frecker
Hertz Global Holdings, Inc.

EXHIBIT A

Supplemental Schedule III
HERTZ GLOBAL HOLDINGS, INC.
RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
TO GROSS EBITDA, CORPORATE EBITDA, ADJUSTED CORPORATE EBITDA, ADJUSTED PRE-TAX INCOME (LOSS)
AND ADJUSTED NET INCOME (LOSS)
Unaudited

	Three Months Ended June 30, 2016					Three Months Ended June 30, 2015
(In millions)	U.S. Rental Car	Int'l Rental Car	All Other Operations	Corporate	Hertz Global(a)	U.S. Rental Car	Int'l Rental Car	All Other Operations	Corporate	Hertz Global(a)
Income (loss) from continuing operations before income taxes	$104	$29	$14	$(182)	$(35)	$153	$36	$14	$(165)	$38
Depreciation and amortization	462	106	116	7	691	429	110	117	5	661
Interest, net of interest income	45	15	4	110	174	41	18	2	88	149
Gross EBITDA	$611	$150	$134	$(65)	$830	$623	$164	$133	$(72)	$848
Revenue earning vehicle depreciation and lease charges, net	(417)	(98)	(114)	—	(629)	(380)	(101)	(116)	—	(597)
Vehicle debt interest	(53)	(14)	(5)	—	(72)	(43)	(16)	(3)	—	(62)
Vehicle debt-related charges (b)	1	1	1	—	3	8	2	1	—	11
Loss on extinguishment of vehicle-related debt(c)	6	—	—	—	6	—	—	—	—	—
Corporate EBITDA	$148	$39	$16	$(65)	$138	$208	$49	$15	$(72)	$200
Non-cash stock-based employee compensation charges	—	—	—	6	6	—	—	—	4	4
Restructuring and restructuring related charges (d)	13	3	—	2	18	16	5	—	20	41
Sale of CAR Inc. common stock(e)	—	—	—	—	—	—	—	—	—	—
Impairment charges and write-downs (f)	3	—	—	—	3	—	—	—	—	—
Finance and information technology transformation costs(g)	5	—	—	14	19	—	—	—	—	—
Other extraordinary, unusual or non-recurring items(h)	(1)	—	—	1	—	—	—	—	1	1
Adjusted Corporate EBITDA	$168	$42	$16	$(42)	$184	$224	$54	$15	$(47)	$246
Non-vehicle depreciation and amortization	(45)	(8)	(2)	(7)	(62)	(49)	(9)	(1)	(5)	(64)
Non-vehicle debt interest, net of interest income	8	(1)	1	(110)	(102)	2	(2)	1	(88)	(87)
Non-vehicle debt-related charges (b)	—	—	—	9	9	—	—	—	4	4
Loss on extinguishment of non-vehicle-related debt(c)	—	—	—	14	14	—	—	—	—	—
Non-cash stock-based employee compensation charges	—	—	—	(6)	(6)	—	—	—	(4)	(4)
Acquisition accounting (i)	12	1	2	3	18	18	2	2	1	23
Adjusted pre-tax income (loss)(j)	$143	$34	$17	$(139)	$55	$195	$45	$17	$(139)	$118
(Provision) benefit for taxes on adjusted pre-tax income (loss)(k)					(20)					(44)
Adjusted net income (loss)					$35					$74
Weighted average number of diluted shares outstanding					85					92
Adjusted diluted earnings (loss) per share					$0.41					$0.80

Supplemental Schedule III (continued)
HERTZ GLOBAL HOLDINGS, INC.
RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
TO GROSS EBITDA, CORPORATE EBITDA, ADJUSTED CORPORATE EBITDA, ADJUSTED PRE-TAX INCOME (LOSS)
AND ADJUSTED NET INCOME (LOSS)
Unaudited

	Six Months Ended June 30, 2016					Six Months Ended June 30, 2015
(In millions)	U.S. Rental Car	Int'l Rental Car	All Other Operations	Corporate	Hertz Global(a)	U.S. Rental Car	Int'l Rental Car	All Other Operations	Corporate	Hertz Global(a)
Income (loss) from continuing operations before income taxes	$82	$27	$30	$(251)	$(112)	$188	$38	$25	$(322)	$(71)
Depreciation and amortization	931	201	230	12	1,374	901	214	235	9	1,359
Interest, net of interest income	89	30	7	199	325	82	34	5	175	296
Gross EBITDA	$1,102	$258	$267	$(40)	$1,587	$1,171	$286	$265	$(138)	$1,584
Revenue earning vehicle depreciation and lease charges, net	(836)	(184)	(225)	—	(1,245)	(801)	(196)	(231)	—	(1,228)
Vehicle debt interest	(104)	(27)	(9)	—	(140)	(86)	(31)	(6)	—	(123)
Vehicle debt-related charges(b)	8	3	2	—	13	15	4	2	—	21
Loss on extinguishment of vehicle-related debt(c)	6	—	—	—	6	—	—	—	—	—
Corporate EBITDA	$176	$50	$35	$(40)	$221	$299	$63	$30	$(138)	$254
Non-cash stock-based employee compensation charges	—	—	—	11	11	—	—	—	9	9
Restructuring and restructuring related charges(d)	14	3	—	12	29	18	6	—	35	59
Sale of CAR Inc. common stock(e)	—	—	—	(75)	(75)	—	—	—	—	—
Impairment charges and write-downs(f)	3	—	—	—	3	9	—	—	—	9
Finance and information technology transformation costs(g)	9	—	—	17	26	—	—	—	—	—
Other extraordinary, unusual or non-recurring items(h)	(9)	—	—	6	(3)	(2)	—	—	8	6
Adjusted Corporate EBITDA	$193	$53	$35	$(69)	$212	$324	$69	$30	$(86)	$337
Non-vehicle depreciation and amortization	(95)	(17)	(5)	(12)	(129)	(100)	(18)	(4)	(9)	(131)
Non-vehicle debt interest, net of interest income	15	(3)	2	(199)	(185)	4	(3)	1	(175)	(173)
Non-vehicle debt-related charges(b)	—	—	—	12	12	1	—	—	7	8
Loss on extinguishment of non-vehicle-related debt(c)	—	—	—	14	14	—	—	—	—	—
Non-cash stock-based employee compensation charges	—	—	—	(11)	(11)	—	—	—	(9)	(9)
Acquisition accounting (i)	25	3	3	3	34	36	4	4	1	45
Adjusted pre-tax income (loss)(j)	$138	$36	$35	$(262)	$(53)	$265	$52	$31	$(271)	$77
(Provision) benefit for taxes on adjusted pre-tax income (loss)(k)					20					(28)
Adjusted net income (loss)					$(33)					$49
Weighted average number of diluted shares outstanding					85					92
Adjusted diluted earnings (loss) per share					$(0.39)					$0.53

(a)	Excludes discontinued operations.

(b)	Represents debt-related charges relating to the amortization of deferred debt financing costs and debt discounts and premiums.

(c)	Represents the write-off of deferred debt financing costs in the second quarter of 2016 as a result of paying off the Senior Term Facility and various vehicle debt refinancings.

(d)
Represents expenses incurred under restructuring actions as defined in U.S. GAAP. Also represents incremental costs incurred directly supporting business transformation initiatives. Such costs include transition costs incurred in connection with business process outsourcing arrangements and incremental costs incurred to facilitate business process re-engineering initiatives that involve significant organization redesign and extensive operational process changes. Also includes consulting costs and legal fees related to the accounting review and investigation.

(e)	In 2016, represents the pre-tax gain on the sale of shares of CAR Inc. common stock.

(f)	In 2015, primarily represents a $6 million impairment on the former Dollar Thrifty headquarters in Tulsa, Oklahoma.

(g)
Represents external costs associated with the Company’s finance and information technology transformation programs, both of which are multi-year initiatives to upgrade and modernize the Company’s systems and processes. In the three months ended June 30, 2016, $5 million was incurred by U.S. RAC and $14 million was incurred by Corporate and in the six months ended June 30, 2016, $9 million was incurred by U.S. RAC and $17 million was incurred by Corporate.

(h)
Includes miscellaneous and non-recurring items including but not limited to acquisition charges, integration charges, and other non-cash items. For the six months ended June 30, 2016, also includes a settlement gain related to one of our U.S. airport locations. In the 2015 periods, includes charges incurred in connection with relocating the Company's corporate headquarters to Estero, Florida.

(i)
Represents incremental expense associated with amortization of other intangible assets, depreciation of property and other equipment and accretion of revalued liabilities relating to acquisition accounting.

(j)	Adjustments by caption to arrive at adjusted pre-tax income (loss) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Direct vehicle and operating	$25	$39	$38	$63
Selling, general and administrative	32	29	59	56
Interest expense, net
Vehicle	9	11	19	21
Non-vehicle	23	4	26	8
Total interest expense, net	32	15	45	29
Other (income) expense, net	1	(3)	(83)	—
Total adjustments	$90	$80	$59	$148

(k)
Represents a (provision) benefit for income taxes derived utilizing a combined statutory rate of 37% applied to the adjusted income (loss) before income taxes to arrive at the adjusted (provision) benefit for taxes.

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